SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

[X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934

        For fiscal year ended December 31, 2001

[ ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934

        For the transition period from___ to ___

Commission file number:     1-13536

        A.     Full title of the plan and the address of the plan, if different from that of the issuer named below: Federated Department Stores, Inc. Profit Sharing 401 (k) Investment Plan.

        B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Federated Department Stores, Inc.
7 West Seventh Street
Cincinnati, Ohio 45202

And

151 West 34th Street
New York, New York 10001

FEDERATED DEPARTMENT STORES, INC.
PROFIT SHARING 401 (k) INVESTMENT PLAN
Financial Statements
December 31, 2001 and 2000

With Independent Auditors' Report Thereon

FEDERATED DEPARTMENT STORES, INC.
PROFIT SHARING 401 (k) INVESTMENT PLAN

Index

Independent Auditors' Report

Statements of Net Assets Available for Benefits -
December 31, 2001 and 2000

Statements of Changes in Net Assets Available for Benefits -
Years Ended December 31, 2001 and 2000

Notes to Financial Statements

Independent Auditors' Report

Pension and Profit Sharing Committee
Federated Department Stores, Inc.
Profit Sharing 401(k) Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the Federated Department Stores, Inc. Profit Sharing 401(k) Investment Plan (the "Plan") as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the Unites States of America.

Cincinnati, Ohio
June 3, 2002

FEDERATED DEPARTMENT STORES, INC.
PROFIT SHARING 401 (k) INVESTMENT PLAN

Statements of Net Assets Available for Benefits

December 31, 2001 and 2000

(in thousands)
	2001	2000

Assets:
Master Trust investments, at fair value (Note 3)	$1,283,383	$1,282,129

Receivables:
Employer contributions	19,892	28,328
Participant contributions	1,369	1,332
Interest	85	248
Total receivables	21,346	29,908

Total assets	1,304,729	1,312,037

Liabilities:

Trustee and management fees payable	808	846

Total liabilities	808	846

Net assets available for benefits	$1,303,921	$1,311,191

The accompanying notes are an integral part of these financial statements.

FEDERATED DEPARTMENT STORES, INC.
PROFIT SHARING 401 (k) INVESTMENT PLAN

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2001 and December 31, 2000

(in thousands)
	2001	2000

Additions:
Net investment income (loss):
Net depreciation in the fair value of Master Trust investments (Note 3)	$ (58,321)	$(82,078)
Interest and dividends	40,315	49,082
Total investment loss	(18,006)	(32,996)
Less administrative expenses	(5,727)	(5,420)
Net investment loss	(23,733)	(38,416)

Contributions:
Employer	19,927	28,376
Participant	105,704	100,729
Other (Note 1)	-	28,263
Total contributions	125,631	157,368
Total additions	101,898	118,952

Deductions:
Distributions	109,168	161,754

Net decrease	(7,270)	(42,802)

Net assets available for benefits:
Beginning of year	1,311,191	1,353,993
End of year	$1,303,921	$1,311,191

The accompanying notes are an integral part of these financial statements.

FEDERATED DEPARTMENT STORES, INC.
PROFIT SHARING 401 (k) INVESTMENT PLAN

Notes to Financial Statements

December 31, 2001 and 2000
  Description of the Plan

The following brief description of the Federated Department Stores, Inc. Profit Sharing 401 (k) Investment Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General

The Plan is sponsored by Federated Department Stores, Inc. (the "Company"). The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and U.S. tax law.

Eligibility

Employees are generally eligible for participation in the Plan after one year of service of at least 1,000 hours and after reaching a minimum age of 21.

Contributions

Participants may elect to contribute an amount equal to 1% to 15% (subject to certain limitations) of the participant's eligible compensation. A participant may elect to make these contributions (subject to certain limitations) on a pre-tax basis pursuant to Section 401(k) of the Internal Revenue Code or on an after-tax basis. Pre-tax contributions up to 5% of eligible compensation are considered basic savings which are eligible for matching Company contributions. Participant's direct the investment of their contributions into various investment options offered by the Plan. The Plan offers six investment fund options. A maximum of 50% of a participant's account balance and/or future savings may be elected for the Federated Stock Fund.

Company contributions are made as soon as administratively feasible after year end only to persons who are active participants on the last day of the year and who did not make a withdrawal of basic savings during the year. The Company's contribution formula is based on the Company's annual earnings and the minimum Company contribution is the amount necessary to produce a company match of 33-1/3% of a participant's basic savings, when combined with forfeitures. The Plan also provides that the matching percentage for eligible participants with 15 or more years of vesting service at the start of the applicable Plan year is up to 1-1/2 times the matching percentage of eligible participants with less than 15 years of service at the start of the applicable Plan year. For the Plan year ended December 31,

(Continued)

FEDERATED DEPARTMENT STORES, INC.
PROFIT SHARING 401 (k) INVESTMENT PLAN

Notes to Financial Statements - Continued

December 31, 2001 and 2000

2001, the Company's contribution, including forfeited nonvested accounts, was at the Plan minimum of 33-1/3% of the participant's basic savings or $20,700,000. For the Plan year ended December 31, 2000, in addition to the $18,900,000 contribution based on the Company's annual earnings, the Company also made a $9,500,000 discretionary contribution. For the Plan year ended December 31, 2000, the Company's matching percentage, including the allocation of all forfeited nonvested amounts, was 43.6% of the participants' basic savings for participants with less than 15 years of vesting service at January 1, 2000 and 65.4% of the participants' basic savings for participants with 15 or more years of vesting service at January 1, 2000.

Company contributions are invested directly in Federated Department Stores, Inc. common stock (the Federated Stock Fund). Participants may elect to redirect the value of Company contributions to other investment options permitted pursuant to Plan provisions.

Forfeited nonvested accounts of participants who terminate employment are applied to participants' accounts in accordance with Plan provisions. During the 2001 Plan year, forfeited nonvested accounts totaled $791,000. During the 2000 Plan year, forfeited nonvested accounts totaled $381,000.

Net settlement proceeds of $28,263,000 were transferred into the Plan during the 2000 Plan year. The settlement increases benefits for certain employees of Broadway Stores, Inc. ("Broadway") relating to allegations that the Broadway Stores, Inc. 401(k) Savings and Incentive Plan ("Broadway Plan") violated ERISA fiduciary duty requirements. The Company bought Broadway in 1995 and the Broadway Plan was merged into the Plan on April 1, 1997.

Participant Accounts

Each participant's account is credited with the participant's contributions and an allocation of each fund's earnings or losses. Allocations are based on participant account balances. As soon as administratively feasible after the end of each year, the Company's applicable matching contributions are credited to the eligible individual accounts.

Vesting

Participants are immediately 100% vested in their own contributions and become 20% vested in the Company's contributions after 3 years of service, with additional vesting of 20% each year thereafter until fully vested. 100% vesting is also achieved through normal retirement, death or disability.

(Continued)

FEDERATED DEPARTMENT STORES, INC.
PROFIT SHARING 401 (k) INVESTMENT PLAN

Notes to Financial Statements - Continued

December 31, 2001 and 2000

Participant Withdrawals

Participants may borrow from their accounts up to a maximum amount equal to the lesser of $50,000 or 50% of their 401(k) vested account balance. All loans must be repaid within five years and are also subject to certain other conditions as to security, a reasonable rate of interest and repayment schedules.

Participants are permitted to make withdrawals of their after-tax contributions and earnings thereon at any time. Withdrawals of pre-tax contributions are subject to the hardship rules of Section 401 of the Internal Revenue Code. At termination, participants may elect to receive the balance of their vested account either in the form of a lump sum payment or in a variety of annuity forms.
  Summary of Significant Accounting Policies
  Master Trust

The Plan entered into the Federated Department Stores, Inc. Defined Contribution Plan Master Trust (the "Master Trust") Agreement with Chase Manhattan Bank (the "Trustee"). As of December 31, 2001 and 2000, the Master Trust holds the assets of the Plan exclusively. Under the terms of the Master Trust, the Trustee serves as Trustee custodian for the Master Trust.

The Federated Department Stores, Inc. Pension and Profit Sharing Committee selects a diversified group of investment managers who determine purchases and sales of investments for the respective portions of the assets in the Master Trust managed by them.
  Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.
  Investments

The Plan provides for investments in various investment securities and these investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

(Continued)

FEDERATED DEPARTMENT STORES, INC.
PROFIT SHARING 401 (k) INVESTMENT PLAN

Notes to Financial Statements - Continued

December 31, 2001 and 2000

Investments are reported at fair value as determined by quoted market prices on an active market. Corporate bonds are valued based on yields currently available on comparable securities of issuers with similar credit ratings. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses on the sale of securities are reported on the average cost method. Participant loans are valued at cost which approximates fair value.

Cash equivalents include highly liquid fixed-income securities with a maturity of one year or less.

Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.
  Insurance Contracts

Insurance contracts are valued at contract value, which represents contributions made under the contract, plus interest earned, less benefits paid and expenses charged. The average yield and crediting interest rate was 6.23% for 2001 and 6.80% for 2000. Generally, crediting interest rates are reset quarterly and guarantee a positive return.
  Use of Estimates

The Plan administrator has made a number of estimates and assumptions relating to the preparation of these financial statements. Actual results could differ from these estimates and assumptions.

  New Pronouncements

Effective January 1, 2001, the Plan adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, which establishes the accounting and financial reporting requirements for derivative instruments. The impact upon adoption of this standard did not have a material impact on the Plan's net assets available for benefits.

(Continued)

FEDERATED DEPARTMENT STORES, INC.
PROFIT SHARING 401 (k) INVESTMENT PLAN

Notes to Financial Statements - Continued

December 31, 2001 and 2000

  Investments

All of the Plan's investments are included in the Master Trust and are held by the Trustee.

The Trustee under the Master Trust, in accordance with the trust agreement, invests all contributions to the Plan among several investment funds. The funds are:

Fixed Income Fund - consisting primarily of high quality fixed-income and stable value products.

Balanced Fund - consisting of common/collective trusts which invest in a varying mixture of equity securities and fixed income instruments.

S&P 500 Stock Index Fund - consisting principally of shares of companies included in the S&P 500 Composite Stock Price Index.

Small Cap Stock Fund - consisting principally of small capitalization domestic equity securities.

International Stock Fund - consisting of stocks of companies not based in the United States.

Federated Stock Fund - consisting principally of the Company's registered common stock.

(Continued)

FEDERATED DEPARTMENT STORES, INC.
PROFIT SHARING 401 (k) INVESTMENT PLAN

Notes to Financial Statements - Continued

December 31, 2001 and 2000

The following table presents the fair values or contract values of investments for the Master Trust at December 31, 2001 and 2000:

	2001	2000
	(in thousands)
Investments at fair value:
Cash and cash equivalents	$ -	$ 8,729
U.S. government securities	-	3,571
Federated Department Stores, Inc. common stock*	98,874	82,501
Common/collective trusts	662,445	750,401
Registered investment companies	19,517	27,922
Total investments at fair value	780,836	873,124

Non interest bearing cash	401	-
Participant loans	23,628	21,522
Insurance contracts at contract value	478,518	387,483
Total investments	$1,283,383	$1,282,129

Net depreciation in the fair value of investments in the Master Trust for the years ended December 31, 2001 and 2000 is as follows:
	2001	2000
	(in thousands)
Net appreciation (depreciation) in the fair value of investments:
U.S. government securities	$ (12)	$ 212
Federated Department Stores, Inc. common stock*	13,475	(29,419)
Common/collective trusts	(65,239)	(44,867)
Registered investment companies	(6,545)	(8,004)
Net depreciation in the fair value of investments	$(58,321)	$(82,078)

*nonparticipant-directed

(Continued)

FEDERATED DEPARTMENT STORES, INC.
PROFIT SHARING 401 (k) INVESTMENT PLAN

Notes to Financial Statements - Continued

December 31, 2001 and 2000

  Nonparticipant - Directed Investments (Federated Stock Fund)

Information about the significant components of the changes in net assets relating to the nonparticipant-directed investments for the years ended December 31, 2001 and 2000 is as follows:

	2001	2000
	(in thousands)
Changes in Net Assets:
Contributions	$24,021	$32,631
Net appreciation (depreciation) in the fair value of investments	13,475	(29,419)
Benefits paid to participants	(5,546)	(6,119)
Transfers from (to) participant-directed investments	(23,530)	1,926
	$ 8,420	$ (981)

  Plan Termination

Although the Company has not expressed any intent to terminate the Plan, it may do so at any time. In the event the Plan is terminated, the Company would have no further obligation to make contributions, and all sums credited to individual accounts (after expenses) would be distributed to participants.

  Federal Income Taxes

  The Plan obtained its latest determination letter on June 13, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. While the Plan has been amended since receiving such determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements. The Company requested a new determination letter during 2002. The new letter has not yet been received.

  The Plan's testings, subject to the provisions of the Internal Revenue Code, have not been completed for the current year. However, the Plan's sponsor believes that the Plan is currently in compliance.

  (Continued)

  FEDERATED DEPARTMENT STORES, INC.
  PROFIT SHARING 401 (k) INVESTMENT PLAN

  Notes to Financial Statements - Continued

  December 31, 2001 and 2000
  Administrative Expenses

  The Plan pays reasonable and necessary expenses incurred for the ongoing administration of the Plan.

  Subsequent Plan Amendments

The following amendments, to comply with EGTRRA (Economic Growth and Tax Relief Reconciliation Act of 2001), are effective as of January 1, 2002: participants become 20% vested in the Company's contributions after 2 years of service, with additional vesting of 20% each year thereafter until fully vested; the 15% limit on allowable savings was increased to 25% (subject to certain limitations); and the mandatory savings suspension period after a hardship withdrawal was reduced from twelve months to six months.

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Pension and Profit Sharing Committee (which is the administrative committee for the Federated Department Stores, Inc. Profit Sharing 401 (k) Investment Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FEDERATED DEPARTMENT STORES, INC.
PROFIT SHARING 401 (K) INVESTMENT PLAN

Dated: June 28, 2002	By: \s\ Karen M. Hoguet
Karen M. Hoguet Chairman of the Pension and Profit Sharing Committee